EXHIBIT 11. Statement Re: Computation of Earnings Per Share

(Unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES

	Three Months Ended March 31,
	2012	2011
BASIC
Net income	$1,011.1	$1,055.9

Average number of common shares outstanding	1,110.1	1,106.4
Contingently issuable shares	6.9	5.6

Adjusted average shares	1,117.0	1,112.0

Basic earnings per share	$.91	$.95

DILUTED
Net income	$1,011.1	$1,055.9

Average number of common shares outstanding	1,110.1	1,106.4
Incremental shares – stock options and contingently issuable shares	6.9	5.6

Adjusted average shares	1,117.0	1,112.0

Diluted earnings per share	$.91	$.95

Dollars and shares in millions except per-share data.